(Securities Code 7203)
June 14, 2017
To All Shareholders:
President Akio Toyoda
TOYOTA MOTOR CORPORATION
1, Toyota-cho, Toyota City, Aichi Prefecture

Notice of Resolutions Adopted at the 113th Ordinary General Shareholders’ Meeting

Dear Shareholder,

The reports made and resolutions adopted at the 113th Ordinary General Shareholders’ Meeting (the “General Shareholders’ Meeting”) today are as follows:

Reports:

Reports on business review, consolidated and unconsolidated financial statements for FY2017 (April 1, 2016 through March 31, 2017) and report by the Accounting Auditor and the Audit & Supervisory Board on the audit results of the consolidated financial statements

Details pertaining to the above were reported.

Resolutions:

Proposed Resolution 1:	Election of 9 Members of the Board of Directors

Approved as proposed. The following 9 persons were elected and have assumed their positions as Members of the Board of Directors:

Takeshi Uchiyamada, Shigeru Hayakawa, Akio Toyoda, Didier Leroy, Shigeki Terashi, Osamu Nagata, Ikuo Uno, Haruhiko Kato, and Mark T. Hogan.

Messrs. Ikuo Uno, Haruhiko Kato, and Mark T. Hogan satisfy the requirements to be qualified as Outside Members of the Board of Directors as stipulated in Article 2, Item 15 of the Companies Act.

Proposed Resolution 2:	Election of 1 Substitute Audit & Supervisory Board Member

Approved as proposed. The following person was elected as a substitute Audit & Supervisory Board Member:

Ryuji Sakai.

Mr. Ryuji Sakai is a substitute Outside Audit & Supervisory Board Member for either Ms. Yoko Wake, Mr. Teisuke Kitayama, or Mr. Hiroshi Ozu who are currently Outside Audit & Supervisory Board Members.

Proposed Resolution 3:	Payment of Bonuses to Members of the Board of Directors

Approved as proposed. The Members of the Board of Directors in office as of the end of FY2017 will be paid a total amount of 938,350,000 yen as executive bonuses.

Proposed Resolution 4:	Revision of the Amount of Compensation Payable to Members of the Board of Directors

Approved as proposed. The compensation limit for the Members of the Board of Directors was revised from a monthly-amount basis to a yearly-amount basis and the maximum total compensation for the Members of the Board of Directors, including bonuses, was revised to 4.0 billion yen per year (of which, the maximum amount payable to Outside Members of the Board of Directors is 0.3 billion yen per year.) As before, the amount of compensation for Members of the Board of Directors shall not include any compensation payable to Members of the Board of Directors as employees, among those who serve concurrently as employees.

At the Board of Directors meeting held today after the conclusion of the General Shareholders’ Meeting, 2 persons were elected as Members of the Board of Directors with special titles and assumed their respective positions.

Chairman of the Board of Directors Takeshi Uchiyamada and President Akio Toyoda were elected and assumed their positions as Representative Directors.

The new Members of the Board of Directors, Audit & Supervisory Board Members, Senior Managing Officers, and Managing Officers are as follows:

Chairman of the Board of Directors	Takeshi Uchiyamada	Member of the Board of Directors	Mark T. Hogan

Vice Chairman of the Board of Directors	Shigeru Hayakawa	Full-time Audit & Supervisory Board Member	Masaki Nakatsugawa

President, Member of the Board of Directors	Akio Toyoda	Full-time Audit & Supervisory Board Member	Masahiro Kato

Member of the Board of Directors	Didier Leroy	Full-time Audit & Supervisory Board Member	Yoshiyuki Kagawa

Member of the Board of Directors	Shigeki Terashi	Audit & Supervisory Board Member	Yoko Wake

Member of the Board of Directors	Osamu Nagata	Audit & Supervisory Board Member	Teisuke Kitayama

Member of the Board of Directors	Ikuo Uno	Audit & Supervisory Board Member	Hiroshi Ozu

Member of the Board of Directors	Haruhiko Kato

[Operating Officers] President; Executive Vice Presidents

President	Akio Toyoda	Executive Vice President	Mitsuru Kawai
Executive Vice President	Didier Leroy	Executive Vice President	Osamu Nagata
Executive Vice President	Shigeki Terashi

Senior Managing Officers

Keiji Masui	Moritaka Yoshida	Nobuhiko Murakami	Tatsuro Ueda
Hiroji Onishi	Kazuhiro Miyauchi	Tetsuya Otake	Johan van Zyl
Tokuo Fukuichi	Toshiyuki Mizushima	Kazuhiro Sato
Kiyotaka Ise	Shigeki Tomoyama	Yasuhiko Sato
James E. Lentz	Steve St. Angelo	Mamoru Taguchi

Managing Officers

Kazuhiro Kobayashi	Hiroki Nakajima	Hirohisa Kishi	Shuichi Murakami
Riki Inuzuka	Yoshihiro Sawa	Yuji Maki	Hiroaki Nanahara
Masahisa Nagata	Yoshihiro Uozumi	Yoichi Miyazaki	Keiji Yamamoto
Hayato Shibakawa	Takashi Yamamoto	Hiroyoshi Ninoyu	Toshiyuki Nishi
Shinya Kotera	Takeshi Isogaya	Tetsuo Ogawa	Michinobu Sugata
Seiya Nakao	Hiroaki Okuchi	Christopher P. Reynolds
Tatsuro Takami	Masayoshi Shirayanagi	Shinichi Yasui
Hiroyuki Fukui	Mark S. Templin	Toshiyuki Isobe

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.